SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
for the period ended 31 March 2007
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA, INC AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-09798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-1326190 OF BP P.L.C., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 31 MARCH 2007

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
GROUP RESULTS JANUARY — MARCH 2007

	Three months ended
	31 March
	(Unaudited)		2007
			vs
	2007	2006	2006
Profit for the period* ($ million)	4,664	5,623	(17%)

- per ordinary share (pence)	12.34	15.66
- per ordinary share (cents)	24.06	27.40
- per ADS (dollars)	1.44	1.64	(12%)

*	Profit attributable to BP shareholders
•	The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2006 in BP p.l.c.’s Annual Report on Form 20-F for the year ended 31 December 2006.

•	BP’s first quarter profit was $4,664 million, compared with $5,623 million a year ago, a decrease of 17%. This included inventory holding gains of $303 million in the first quarter of 2007 compared with $358 million a year ago. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the year and the cost of sales calculated using the first-in first-out method.

•	Net cash provided by operating activities for the quarter was $8.0 billion compared with $8.9 billion a year ago.

•	The effective tax rate on profit of continuing operations for the quarter was 34%; the rate was also 34% a year earlier.

•	Net debt at the end of the quarter was $21.8 billion. The ratio of net debt to net debt plus equity was 20% compared with 16% a year ago.

•	Capital expenditure, excluding acquisitions, was $3.7 billion for the quarter. Total capital expenditure and acquisitions was $4.8 billion, which included $1.1 billion in respect of the acquisition of Chevron’s Netherlands manufacturing company. Capital expenditure excluding acquisitions is expected to be around $18 billion for the year. Disposal proceeds were $0.9 billion for the quarter.

•	The quarterly dividend, to be paid in June, is 10.325 cents per share ($0.6195 per ADS) compared with 9.375 cents per share a year ago, an increase of 10%. In sterling terms, the quarterly dividend is 5.151 pence per share, compared with 5.251 pence per share a year ago, a decrease of 2%. During the quarter, the company repurchased 238 million of its own shares for cancellation at a cost of $2.5 billion.

The commentaries above and following should be read in conjunction with the cautionary statement on page 11.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
Per share amounts

	Three months ended
	31 March
	(Unaudited)
	2007	2006
Results for the period ($ million)
Profit(a)	4,664	5,623

Shares in issue at period end (thousand)(b)	19,290,540	20,341,135
– ADS equivalent (thousand)(b)	3,215,090	3,390,189
Average number of shares outstanding (thousand)(b)	19,384,508	20,521,872
– ADS equivalent (thousand)(b)	3,230,751	3,420,312
Shares repurchased in the period (thousand)	237,916	349,079

Per ordinary share (cents)
Profit for the period	24.06	27.40

Per ADS (cents)
Profit for the period	144.36	164.40

(a)	Profit attributable to BP shareholders.

(b)	Excludes treasury shares.
Dividends
On 24 April 2007, BP announced a dividend of 10.325 cents per ordinary share to be paid in June. Holders of ordinary shares will receive 5.151 pence per share and holders of American Depository Receipts (ADRs) $0.6195 per ADS. The dividend is payable on 4 June to shareholders on the register on 11 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 4 June.

	Three months ended
	31 March
	(Unaudited)
	2007	2006
Dividends paid per ordinary share
cents	10.325	9.375
pence	5.258	5.288
Dividends paid per ADS (cents)	61.95	56.25

Net Debt Ratio – Net Debt : Net Debt + Equity

	At 31 March
	(Unaudited)
$ million	2007	2006
Gross debt	23,728	18,679
Cash and cash equivalents	1,956	2,939

Net debt	21,772	15,740

Equity	85,749	80,566
Net debt ratio	20%	16%

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
DETAILED REVIEW OF BUSINESSES
EXPLORATION AND PRODUCTION

	Three months ended
	31 March
	(Unaudited)
$ million	2007	2006
Profit before interest and tax(a)	6,054	6,816

By region:
UK	1,062	1,165
Rest of Europe	720	303
US	1,663	2,304
Rest of World	2,609	3,044

	6,054	6,816

Exploration expense
UK	20	7
Rest of Europe	—	—
US	77	66
Rest of World	59	116

	156	189

Liquids(b)
Average prices realized by BP(c) ($/bbl)	53.43	55.88
Production for subsidiaries (mb/d) (net of royalties)	1,366	1,398
Production for equity-accounted entities (mb/d) (net of royalties)	1,080	1,135

Natural gas
Average prices realized by BP(c) ($/mcf)	4.86	5.54
Production for subsidiaries (mmcf/d) (net of royalties)	7,506	7,701
Production for equity-accounted entities (mmcf/d) (net of royalties)	996	1,012

Total hydrocarbons(d)
Average prices realized by BP(c) ($/boe)	41.06	44.20
Production for subsidiaries (mboe/d)	2,660	2,726
Production for equity-accounted entities (mboe/d)	1,252	1,309

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
EXPLORATION AND PRODUCTION (concluded)
The profit before interest and tax for the first quarter was $6,054 million, a decrease of 11% over the first quarter of 2006. This included inventory holding gains of $11 million compared with an inventory holding loss of $7 million in the first quarter of 2006. The result was impacted by lower oil and gas realizations and lower reported volumes, reflecting the impact of the divestment activity in 2006. In addition, it included higher costs, reflecting the impacts of sector-specific inflation, increased integrity spend and higher depreciation charges. BP’s share of income from TNK-BP was negatively affected by lower prices and the adverse effect of lagged tax reference prices.
The result included a net disposal gain of $603 million, with the most significant item being the gain on the sale of our assets in the Netherlands, which completed on 31 January, and fair value gains on embedded derivatives of $145 million relating to North Sea gas contracts. The corresponding quarter in 2006 was after a net fair value loss of $395 million on embedded derivatives.
Production for the first quarter of 2007 was 2,660 mboe/d for subsidiaries and 1,252 mboe/d for equity-accounted entities compared with 2,726 mboe/d and 1,309 mboe/d respectively, a year ago. For both subsidiaries and equity-accounted entities, the decrease primarily reflects the impact of divestments.
During the quarter, we had our first lifting from the Dalia field in Angola, with the field ramping up as planned, and the BTC pipeline celebrated the loading of its 100 millionth barrel at the Ceyhan terminal. In Angola, the Greater Plutonio FPSO has been successfully moored.
We continued our strong exploration track record in Angola with Miranda, our 13th successful well in Block 31, and made the Giza North gas discovery in Egypt.
Since the end of the quarter, we have divested our interest in the Entrada field in the deepwater Gulf of Mexico, and acquired an increased interest in the Badin field in Pakistan in exchange for our ownership interest in the West Texas Pipeline System.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
REFINING AND MARKETING

	Three months ended
	31 March
	(Unaudited)
$ million	2007	2006
Profit (loss) before interest and tax(a)	1,129	2,038

By region:
UK	(64)	(155)
Rest of Europe	481	686
US	289	828
Rest of World	423	679

	1,129	2,038

Refinery throughputs (mb/d)
UK	148	111
Rest of Europe	640	639
US	1,152	976
Rest of World	292	296

Total throughput	2,232	2,022

Refining availability (%)(b)	81.6	79.9

Oil sales volumes (mb/d)
Refined products
UK	335	345
Rest of Europe	1,246	1,315
US	1,564	1,599
Rest of World	624	567

Total marketing sales	3,769	3,826
Trading/supply sales	2,026	2,204

Total refined product sales	5,795	6,030
Crude oil	2,017	2,571

Total oil sales	7,812	8,601

Global Indicator Refining Margin ($/bbl)(c)
NWE	4.16	2.88
USGC	10.14	10.86
Midwest	7.62	4.89
USWC	22.21	11.22
Singapore	4.84	3.54
BP Average	9.45	6.28

Chemicals production (kte)
UK	256	303
Rest of Europe	748	842
US	1,076	789
Rest of World	1,520	1,687

Total production	3,600	3,621

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)	Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
REFINING AND MARKETING (concluded)
The profit before interest and tax for the first quarter was $1,129 million compared with $2,038 million for the same period last year. This included inventory holding gains of $291 million and $426 million respectively. Additionally, the quarter’s result was after a charge of $180 million in respect of asset impairments. Last year’s result included net disposal gains of $564 million.
Compared with the first quarter of 2006, our result benefited from a stronger operating environment for both refining and marketing. However, the benefit of higher refining throughput at Texas City during the quarter was more than offset by the impact of operational issues at a number of our other refineries, particularly in the US. In addition, the quarter’s result reflects significant IFRS fair value timing effects, lower supply optimization benefits and greater integrity spend.
The refining throughputs for the quarter were 2,232 mb/d compared with 2,022 mb/d for the same quarter last year. The improvement in throughputs was mainly due to the partial resumption of operations at the Texas City refinery. Excluding the Texas City refinery, refining availability for the first quarter of 2007 was 94.6% compared with 96.0% in the first quarter of 2006. Marketing sales were 3,769 mb/d compared with 3,826 mb/d for the corresponding period in 2006, reflecting lower heating oil demand in Europe caused by relatively mild winter weather.
On 31 March 2007, BP completed its acquisition of Chevron’s Netherlands manufacturing company, Texaco Raffinaderij Pernis B.V., for $1.1 billion.
BP agreed to sell, subject to required regulatory approvals, its Coryton Refinery in Essex, UK, to Petroplus Holdings AG for consideration of $1.4 billion, plus working capital. Furthermore, BP announced its intention to sell its ethyl acetate and vinyl acetate monomer manufacturing units at Saltend, near Hull, UK.
BP announced it had selected the University of California Berkeley, and its partners the University of Illinois at Urbana-Champaign and the Lawrence Berkeley National Laboratory, to join in the previously announced $500 million research programme to explore how bioscience can be used to increase energy production and reduce the impact of energy consumption on the environment.
Late in the quarter, operational issues at the Whiting Refinery have reduced throughput to around 200,000 barrels per day, about half its capacity, and limited the crude slate to primarily sweet grades. This will continue until we complete the necessary repairs.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
GAS, POWER AND RENEWABLES

	Three months ended
	31 March
	(Unaudited)
$ million	2007	2006
Profit before interest and tax(a)	206	238

By region:
UK	48	(72)
Rest of Europe	7	7
US	24	168
Rest of World	127	135

	206	238

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
The profit before interest and tax for the first quarter was $206 million compared with $238 million a year ago. This includes inventory holding gains of $63 million in the first quarter of 2006 (there were no inventory holding gains or losses on the first quarter of 2007). Additionally, the first quarter of 2007 included fair value gains on embedded derivatives of $7 million and a net gain of $2 million on the sale of assets. The corresponding quarter in 2006 included a fair value loss of $55 million on embedded derivatives.
The first quarter’s result was significantly lower than the same period in 2006, primarily due to a lower contribution from the marketing and trading business, partially offset by strong operating performance from the NGL’s business, particularly in Canada, a positive impact in respect of non-operating items and a benefit due to the absence of last year’s IFRS fair value accounting charge.
In March, BP Solar began construction of two mega cell plants, one at its European headquarters in Madrid, Spain and the second at its joint venture facility, Tata BP Solar, in Bangalore, India. Also, we expect to begin construction of a wind power generation project in India and five wind power generation projects in the US, located in California, Colorado, North Dakota and Texas, in 2007. These projects are expected to deliver a combined generation capacity of more than 500 megawatts. During the quarter, China’s first LNG terminal at Guangdong (BP 30%) reached the milestone of receiving 1 million tonnes of LNG, which is supplied to power, industrial and residential customers in Southeast China.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
OTHER BUSINESSES AND CORPORATE

	Three months ended
	31 March
	(Unaudited)
$ million	2007	2006
Profit (loss) before interest and tax(a)	(115)	(215)

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
Other businesses and corporate comprises Finance, the group’s aluminium asset, interest income and costs relating to corporate activities. The first quarter’s result includes a net disposal gain of $31 million.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — concluded
FORWARD-LOOKING STATEMENTS
In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion contains forward looking statements particularly those regarding capital expenditure and the construction of wind power generation projects and their expected combined generation capacity. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2006 and our 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.
US GAAP
In compliance with Item 8.A of Form 20-F, the group has elected to include a summary of the adjustments to profit for the period and to BP shareholders’ equity that would be required if US generally accepted accounting principles (US GAAP) was applied instead of IFRS (a US GAAP reconciliation) in its Annual Report on Form 20-F and in its report on Form 6-K for the period ended 30 June. Previously, a US GAAP reconciliation was also included in the group’s reports on Form 6-K for the periods ended 31 March and 30 September.
This change in reporting practice is being made in order to shorten the period of time between the announcement of the group’s quarterly results and the filing of the applicable report on Form 6-K. Accelerating the filing of these quarterly reports on Form 6-K provides the group additional flexibility with regard to the issuance of securities under existing Registration Statements on Form F-3.
The consolidated financial statements of the BP group are prepared in accordance with IFRS as adopted for use by the European Union, which differ in certain respects from US GAAP. The material differences between the group’s IFRS and US GAAP reporting are set out in the Annual Report on Form 20-F 2006 in note 53. Since 31 December 2006 no new significant IFRS to US GAAP differences have arisen.
The group adopted FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109’ with effect from 1 January 2007. Under Interpretation 48, a tax benefit relating to an uncertain tax position is recognized only where it is more likely than not that the tax position, based on underlying technical merits, will be sustained upon examination by tax authorities. The tax benefit recognized for such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized on settlement. Under IFRS, the provisions of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets should be considered when accounting for uncertain tax positions. IAS 37 says that uncertainties surrounding the amount to be recognized are dealt with by various means according to the circumstances. The approaches suggested include the use of probabilities to determine expected values and a most likely outcome approach. The adoption of Interpretation 48 did not have a significant effect on the group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

BP p.l.c. AND SUBSIDIARIES
GROUP INCOME STATEMENT

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million, except per
	share amounts)
Sales and other operating revenues (Note 4)	61,307	63,288
Earnings from jointly controlled entities – after interest and tax	333	573
Earnings from associates – after interest and tax	163	115
Interest and other revenues	233	198

Total revenues	62,036	64,174
Gains on sale of businesses and fixed assets	680	597

Total revenues and other income	62,716	64,771
Purchases	42,660	43,819
Production and manufacturing expenses	5,752	5,217
Production and similar taxes (Note 5)	747	932
Depreciation, depletion and amortization	2,519	2,184
Impairment and losses on sale of businesses and fixed assets	223	23
Exploration expense	156	189
Distribution and administration expenses	3,457	3,096
Fair value (gain) loss on embedded derivatives	(155)	442

Profit before interest and taxation from continuing operations	7,357	8,869
Finance costs (Note 6)	264	191
Other finance income (Note 7)	(93)	(48)

Profit before taxation from continuing operations	7,186	8,726
Taxation	2,440	2,929

Profit from continuing operations	4,746	5,797
Profit (loss) from Innovene operations (Note 3)	—	(103)

Profit for the period	4,746	5,694

Attributable to:
BP shareholders	4,664	5,623
Minority interest	82	71

	4,746	5,694

Earnings per ordinary share – cents
Profit for the period attributable to BP shareholders
Basic	24.06	27.40
Diluted	23.94	27.13

Profit from continuing operations attributable to BP shareholders
Basic	24.06	27.90
Diluted	23.94	27.63

Earnings per American Depositary share – cents
Profit attributable to BP shareholders
Basic	144.36	164.40
Diluted	143.64	162.78

BP p.l.c. AND SUBSIDIARIES
GROUP BALANCE SHEET

	31 March 2007	31 December 2006
	(Unaudited)	(Audited)
	($ million)
Non-current assets
Property, plant and equipment	92,307	90,999
Goodwill	10,991	10,780
Intangible assets	5,667	5,246
Investments in jointly controlled entities	15,159	15,074
Investments in associates	6,064	5,975
Other investments	1,595	1,697

Fixed assets	131,783	129,771
Loans	769	817
Other receivables	931	862
Derivative financial instruments	2,486	3,025
Prepayments and accrued income	1,025	1,034
Defined benefit pension plan surplus	6,950	6,753

	143,944	142,262

Current assets
Loans	175	141
Inventories	19,812	18,915
Trade and other receivables	38,819	38,692
Derivative financial instruments	7,550	10,373
Prepayments and accrued income	3,392	3,006
Current tax receivable	95	544
Cash and cash equivalents	1,956	2,590

	71,799	74,261
Assets classified as held for sale	1,113	1,078

	72,912	75,339

Total assets	216,856	217,601

Current liabilities
Trade and other payables	43,681	42,236
Derivative financial instruments	7,508	9,424
Accruals and deferred income	5,467	6,147
Finance debt	11,597	12,924
Current tax payable	3,322	2,635
Provisions	1,934	1,932

	73,509	75,298
Liabilities directly associated with the assets classified as held for sale	—	54

	73,509	75,352

Non-current liabilities
Other payables	1,319	1,430
Derivative financial instruments	3,626	4,203
Accruals and deferred income	949	961
Finance debt	12,131	11,086
Deferred tax liabilities	18,593	18,116
Provisions	11,655	11,712
Defined benefit pension plan and other post-retirement benefit plan deficits	9,325	9,276

	57,598	56,784

Total liabilities	131,107	132,136

Net assets	85,749	85,465

Equity
BP shareholders’ equity	84,874	84,624
Minority interest	875	841

	85,749	85,465

BP p.l.c. AND SUBSIDIARIES
GROUP STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Currency translation differences	174	153
Exchange gain on translation of foreign operations transferred to gain on sale of businesses and fixed assets	(19)	—
Available–for–sale investments marked to market	(109)	197
Available–for–sale investments – recycled to the income statement	—	(346)
Cash flow hedges marked to market	28	57
Cash flow hedges – recycled to the income statement	(60)	57
Cash flow hedges – recycled to the balance sheet	(7)	—
Taxation	(77)	61

Net income (expense) recognized directly in equity	(70)	179
Profit for the period	4,746	5,694

Total recognized income and expense for the period	4,676	5,873

Attributable to:
BP shareholders	4,578	5,802
Minority interest	98	71

	4,676	5,873

MOVEMENT IN BP SHAREHOLDERS’ EQUITY

(Unaudited)
($ million)
At 31 December 2006	84,624
Profit for the period	4,664
Distribution to shareholders	(2,001)
Currency translation differences (net of tax)	142
Exchange gain on translation of foreign operations transferred to gain on sale (net of tax)	(19)
Share–based payments (net of tax)	104
Repurchase of ordinary share capital	(2,499)
Available–for–sale investments (net of tax)	(121)
Cash flow hedges (net of tax)	(20)

At 31 March 2007	84,874

BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Operating activities
Profit before taxation from continuing operations	7,186	8,726
Adjustments to reconcile profits before tax to net cash provided by operating activities
Exploration expenditure written off	55	114
Depreciation, depletion and amortization	2,519	2,184
Impairment and (gain) loss on sale of businesses and fixed assets	(457)	(574)
Earnings from jointly controlled entities and associates	(496)	(688)
Dividends received from jointly controlled entities and associates	229	1,011
Working capital and other movements	(1,058)	(1,850)

Net cash provided by operating activities(a)	7,978	8,923

Investing activities
Capital expenditures	(3,645)	(3,295)
Acquisition, net of cash acquired	(1,087)	—
Investment in jointly controlled entities	(9)	—
Investment in associates	(44)	(157)
Proceeds from disposal of fixed assets	310	484
Proceeds from disposal of businesses, net of cash disposed	608	166
Proceeds from loan repayments	45	72

Net cash used in investing activities	(3,822)	(2,730)

Financing activities
Net repurchase of shares	(2,402)	(3,861)
Proceeds from long-term financing	1,358	396
Repayments of long-term financing	(1,134)	(65)
Net decrease in short-term debt	(558)	(710)
Dividends paid - BP shareholders	(2,001)	(1,922)
- Minority interest	(64)	(66)

Net cash used in financing activities	(4,801)	(6,228)

Currency translation differences relating to cash and cash equivalents	11	14

Decrease in cash and cash equivalents	(634)	(21)
Cash and cash equivalents at beginning of period	2,590	2,960

Cash and cash equivalents at end of period	1,956	2,939

(a)	Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.

BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT — concluded

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Working capital and other movements
Interest receivable	(95)	(130)
Interest received	85	146
Finance costs	264	191
Interest paid	(333)	(310)
Other finance expense	(93)	(48)
Share-based payments	75	83
Net operating charge for pensions and other post-retirement benefits, less contributions	(87)	(50)
Net charge for provisions, less payments	(157)	(207)
(Increase) decrease in inventories	(648)	1,008
(Increase) decrease in other current and non-current assets	3,139	335
Increase (decrease) in other current and non-current liabilities	(2,000)	(107)
Income taxes paid	(1,208)	(2,761)

	(1,058)	(1,850)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Basis of preparation
The interim financial information included in this Form 6-K has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.
The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2006 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.
BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2007, which do not differ significantly from those used for the Annual Report and Accounts 2006.
Note 2 — Changes to comparatives
In 2005 the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power was changed. Certain transactions are now reported on a net basis in sales and other operating revenues, whereas previously they had been reported gross in sales and purchases. This change, while reducing sales and other operating revenues and purchases, had no impact on reported profit, profit per ordinary share, cash flow or the balance sheet.
During 2006, as part of a continuous process to review how individual contracts are accounted for, certain other minor adjustments were identified that should have been reflected in the restatement from gross to net presentation. Though these adjustments are not significant to the group income statement, the amendment has been made to bring the comparatives onto a consistent basis. The comparative figures have been amended to reflect these items as set out below.

	Amended	Reported
	3 months ended
	31 March 2006	31 March 2006
	($ million)
Sales and other operating revenues
Exploration and Production	13,918	13,918
Refining and Marketing	54,537	55,880
Gas, Power and Renewables	6,553	6,979
Other businesses and corporate	206	206

	75,214	76,983
Less: sales between businesses	11,926	11,926

Total third party sales	63,288	65,057

Purchases	43,819	45,588

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 3 — Sale of Olefins and Derivatives business
The sale of Innovene, BP’s olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005. First quarter 2006 included a loss of $103 million related to post-closing adjustments.

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Loss recognized on the remeasurement to fair value	—	(96)
Taxation	—	(7)

Profit (loss) from Innovene operations	—	(103)

Earnings (loss) per share from Innovene operations – cents
Basic	—	(0.50)
Diluted	—	(0.50)

Note 4 — Sales and other operating revenues

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
By business
Exploration and Production	12,219	13,918
Refining and Marketing	53,119	54,537
Gas, Power and Renewables	5,613	6,553
Other businesses and corporate	206	206

Sales by continuing operations	71,157	75,214
Less: sales between businesses	9,850	11,926

Total third party sales	61,307	63,288

By geographical area
UK	24,055	27,733
Rest of Europe	16,588	18,374
US	23,034	22,066
Rest of World	16,844	18,375

	80,521	86,548
Less: sales between areas	19,214	23,260

Total third party sales	61,307	63,288

Note 5 — Profit before interest and taxation is after charging:

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Production and similar taxes
UK	67	235
Overseas	680	697

	747	932

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 6 — Finance costs

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Interest payable	347	293
Capitalized	(83)	(102)

	264	191

Note 7 — Other finance income

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Interest on pension and other post-retirement benefit plan liabilities	538	471
Expected return on pension and other post-retirement benefit plan assets	(698)	(582)

Interest net of expected return on plan assets	(160)	(111)
Unwinding of discount on provisions	67	54
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	—	9

	(93)	(48)

Note 8 — Analysis of changes in net debt

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
Opening balance
Finance debt	24,010	19,162
Less: Cash and cash equivalents	2,590	2,960

Opening net debt	21,420	16,202

Closing balance
Finance debt	23,728	18,679
Less: Cash and cash equivalents	1,956	2,939

Closing net debt	21,772	15,740

Decrease (increase) in net debt	(352)	462

Movement in cash and cash equivalents (excluding exchange adjustments)	(645)	(35)
Net cash outflow from financing (excluding share capital)	334	379
Fair value hedge adjustment	(30)	82
Other movements	(11)	32

Movement in net debt before exchange effects	(352)	458
Exchange adjustments	—	4

Decrease (increase) in net debt	(352)	462

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 9 — TNK-BP operational and financial information

	Three months ended
	31 March
	(Unaudited)
	2007	2006
Income statement (BP share)	($ million)
Profit before interest and tax	356	852
Interest expense*	(61)	(43)
Taxation	(103)	(350)
Minority interest	(30)	(41)

Net income	162	418

* Excludes unwinding of discount on deferred consideration	—	9

Cash flow
Dividends received(a)	—	771

Balance sheet

	31 March	31 December
	2007	2006

Investments in jointly controlled entities	8,381	8,353

(a)	First quarter 2006 includes $771 million declared in fourth quarter 2005.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — concluded
Note 10 — Analysis of profit before interest and tax

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
By business

Exploration and Production
UK	1,062	1,165
Rest of Europe	720	303
US	1,663	2,304
Rest of World	2,609	3,044

	6,054	6,816

Refining and Marketing
UK	(64)	(155)
Rest of Europe	481	686
US	289	828
Rest of World	423	679

	1,129	2,038

Gas, Power and Renewables
UK	48	(72)
Rest of Europe	7	7
US	24	168
Rest of World	127	135

	206	238

Other businesses and corporate
UK	(46)	(141)
Rest of Europe	21	(1)
US	(113)	(104)
Rest of World	23	31

	(115)	(215)

	7,274	8,877
Consolidation adjustment	83	(8)

Total for continuing operations	7,357	8,869

Innovene operations
UK	—	(55)
Rest of Europe	—	(21)
US	—	7
Rest of World	—	(27)

Total for Innovene operations	—	(96)

Total for period	7,357	8,773

By geographical area
UK	998	772
Rest of Europe	1,245	995
US	1,932	3,245
Rest of World	3,182	3,857

Total for continuing operations	7,357	8,869

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION
REALIZATIONS AND MARKER PRICES

	Three months ended
	31 March
	(Unaudited)
	2007	2006
Average realizations(a)
Liquids realizations ($/bbl)(b)
UK	55.42	60.00
US	51.62	53.79
Rest of World	54.09	55.02
BP average	53.43	55.88

Natural gas ($/mcf)
UK	7.28	7.87
US	5.76	6.91
Rest of World	3.90	3.94
BP average	4.86	5.54

Average oil marker prices ($/bbl)
Brent	57.76	61.79
West Texas Intermediate	58.05	63.29
Alaska North Slope US West Coast	55.78	60.89
Urals (NWE — cif)	54.36	58.15
Urals (Med — cif)	54.26	58.26
Russian domestic oil	27.33	35.27

Average natural gas marker prices
Henry Hub gas price ($/mmbtu)(c)	6.77	9.01
UK Gas — National Balancing point (p/therm)	22.33	70.00

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION — continued
OPERATING INFORMATION

	Three months ended
	31 March
	(Unaudited)
	2007	2006
Liquids production for subsidiaries(a) (mb/d) (net of royalties)
UK	236	281
Rest of Europe	59	68
US	526	566
Rest of World	545	483

	1,366	1,398

Natural gas production for subsidiaries (mmcf/d) (net of royalties)
UK	907	1,196
Rest of Europe	41	94
US	2,163	2,485
Rest of World	4,395	3,926

	7,506	7,701

Total hydrocarbons for subsidiaries(b) (mboe/d) (net of royalties)
UK	393	487
Rest of Europe	66	83
US	899	995
Rest of World	1,302	1,161

	2,660	2,726

Equity-accounted entities (BP share)
Total production(b) (mboe/d) (net of royalties)	1,252	1,309

TNK-BP operational data (BP share)
Production (net of royalties)
Liquids (mb/d)	832	896
Natural gas (mmcf/d)	566	567
Total hydrocarbons (mboe/d)(b)	930	994

(a)	Crude oil and natural gas liquids.

(b)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet =1 million barrels.

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION — concluded
CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended
	31 March
	(Unaudited)
	2007	2006
	($ million)
By business

Exploration and Production
UK	221	182
Rest of Europe	87	69
US	1,050	1,021
Rest of World	1,638	1,428

	2,996	2,700

Refining and Marketing
UK	73	61
Rest of Europe(a)	1,210	65
US	269	258
Rest of World	80	107

	1,632	491

Gas, Power and Renewables
UK	7	1
Rest of Europe(a)	7	5
US	36	20
Rest of World	13	14

	63	40

Other businesses and corporate
UK	35	19
Rest of Europe	2	—
US	32	8
Rest of World	—	—

	69	27

	4,760	3,258

By geographical area
UK	336	263
Rest of Europe	1,306	139
US	1,387	1,307
Rest of World	1,731	1,549

	4,760	3,258

Included above:
Acquisitions and asset exchanges (a)	1,113	10

Exchange rates
US dollar/sterling average rate for the period	1.95	1.75
US dollar/sterling period-end rate	1.96	1.75
US dollar/euro average rate for the period	1.31	1.20
US dollar/euro period-end rate	1.33	1.21

(a)	First quarter 2007 includes $1,108 million for the acquisition of Chevron’s Netherlands manufacturing company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BP p.l.c.
(Registrant)

Dated: 4 May 2007	/s/ D. J. PEARL

D. J. Pearl
Deputy Company Secretary

Exhibit 99.1
BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ON AN IFRS BASIS

Three months ended
31 March 2007
($ million, except ratios)
(Unaudited)
Profit before taxation	7,186

Group’s share of income in excess of dividends of equity-accounted entities	(267)

Capitalized interest, net of amortization	(52)

Profit as adjusted	6,867

Fixed charges:

Interest expense	264
Rental expense representative of interest	288
Capitalized interest	83

635

Total adjusted earnings available for payment of fixed charges	7,502

Ratio of earnings to fixed charges	11.8

A ratio of earnings to fixed charges with adjustments to accord with US GAAP will next be published in the group’s report on Form 6-K for the period ended 30 June 2007. See page 11.

Exhibit 99.2
BP p.l.c. AND SUBSIDIARIES
CAPITALIZATION AND INDEBTEDNESS
The following table shows the unaudited consolidated capitalization and indebtedness of the BP
Group as of 31 March 2007 in accordance with IFRS:

31 March 2007
(Unaudited)
($ million)
Share Capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,330
Paid-in surplus (4)	10,058
Merger reserve (4)	27,204
Other reserves	2
Shares held by ESOP trusts	(135)
Available-for-sale investments	265
Cash flow hedges	19
Foreign currency translation reserve	4,808
Treasury shares	(22,151)
Share-based payment reserve	766
Retained earnings	58,708

BP shareholders’ equity	84,874

Finance debt (5-7)
Due within one year	11,597
Due after more than one year	12,131

Total finance debt	23,728

Total Capitalization (8)	108,602

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 31 March 2007 comprised 19,290,540,097 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,943,965,179 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the common stock of BP which has been issued and is fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than U.S. dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2007.

(6)	Obligations under finance leases are included in the above table.

(7)	As of 31 March 2007, the parent company, BP p.l.c., had outstanding guarantees totaling US$20,486 million, of which US$20,430 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 86% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since 31 March 2007 in the consolidation capitalization, indebtedness or contingent liabilities of BP.